UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A

                   Under the Securities Exchange Act of 1934*

                                (Amendment No. 2)


                            GP Strategies Corporation
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)


                                    36225V104
                                 (CUSIP Number)


                                   May 3, 2002
             (Date of Event Which Requires Filing of this Statement)

           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                            -----------------
CUSIP NO. 36225V104              SCHEDULE 13G/A                Page 2 of 9 Pages
-------------------                                            -----------------

1  NAMES OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   Bedford Oak Partners, L.P.      06-1504646
   -----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                      (b) [X]
   -----------------------------------------------------------------------------
3  SEC USE ONLY

   -----------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
   -----------------------------------------------------------------------------
                 5  SOLE VOTING POWER
                    0
    NUMBER OF       ------------------------------------------------------------
     SHARES      6  SHARED VOTING POWER
   BENEFICIALLY     2,431,500
    OWNED BY        ------------------------------------------------------------
      EACH       7  SOLE DISPOSITIVE POWER
    REPORTING       0
     PERSON         ------------------------------------------------------------
      WITH       8  SHARED DISPOSITIVE POWER
                    2,431,500
                    ------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   2,431,500
   ----------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

   N/A
   -----------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

   16.3%
   -----------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*

   PN
   -----------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEDORE FILLING OUT!

-------------------                                            -----------------
CUSIP NO. 36225V104              SCHEDULE 13G/A                Page 3 of 9 Pages
-------------------                                            -----------------

1  NAMES OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   Bedford Oak Advisors, LLC       13-4007124
   -----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                      (b) [X]
   -----------------------------------------------------------------------------
3  SEC USE ONLY

   -----------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
   -----------------------------------------------------------------------------
                 5  SOLE VOTING POWER
                    0
    NUMBER OF       ------------------------------------------------------------
     SHARES      6  SHARED VOTING POWER
   BENEFICIALLY     2,431,500
    OWNED BY        ------------------------------------------------------------
      EACH       7  SOLE DISPOSITIVE POWER
    REPORTING       0
     PERSON         ------------------------------------------------------------
      WITH       8  SHARED DISPOSITIVE POWER
                    2,431,500
                    ------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   2,431,500
   ----------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

   N/A
   -----------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

   16.3%
   -----------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*

   OO
   -----------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEDORE FILLING OUT!

-------------------                                            -----------------
CUSIP NO. 36225V104              SCHEDULE 13G/A                Page 4 of 9 Pages
-------------------                                            -----------------

1  NAMES OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   Harvey P. Eisen
   -----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                      (b) [X]
   -----------------------------------------------------------------------------
3  SEC USE ONLY

   -----------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
   -----------------------------------------------------------------------------
                 5  SOLE VOTING POWER
                    0
    NUMBER OF       ------------------------------------------------------------
     SHARES      6  SHARED VOTING POWER
   BENEFICIALLY     2,431,500
    OWNED BY        ------------------------------------------------------------
      EACH       7  SOLE DISPOSITIVE POWER
    REPORTING       0
     PERSON         ------------------------------------------------------------
      WITH       8  SHARED DISPOSITIVE POWER
                    2,431,500
                    ------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   2,431,500
   ----------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

   N/A
   -----------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

   16.3%
   -----------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*

   IN
   -----------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEDORE FILLING OUT!

This Amendment No. 2 on Schedule 13G (this "Amendment No. 1") amends the
Schedule 13G which was filed on December 27, 2001, as previously amended by Amendment No. 1, dated February 12, 2002 (the "Schedule 13G"), with respect to the Common Stock (as defined in Item 2(d) below) of GP Strategies Corporation (the "Company"). Except as amended hereby, the statements in the Schedule 13G as originally filed remain in full force and effect.

ITEM 4: OWNERSHIP:

     As of the date of the event which requires the filing of this statement:

     A.   Bedford Oak Partners, L.P. ("BOP"):

          (a) Amount beneficially owned: BOP is deemed to have beneficial ownership for purposes of Section 13(d) of the Securities Exchange Act of 1934 of 2,431,500 shares of Class A Common Stock (the "Common Stock"). BOP directly owns (i) 2,131,500 shares of Common Stock and (ii) 300,000 shares of Class B Common Stock convertible into 300,000 shares of Common Stock. BOP shares voting and dispositive power over its holdings of Common Stock and Class B Stock with BOA and Mr. Eisen.

          (b) Percent of class: 16.3%. The percentages used herein and in the rest of this Schedule 13G are calculated based upon the sum of
               (i) 14,616,084 shares of Common Stock issued and outstanding (as reported in the Form 10Q of the Company for the quarter ended March 31, 2002) and (ii) 300,000 shares of Common Stock which would be received by BOP upon conversion of the shares of Class B Stock held directly by BOP.

          (c)  Number of shares as to which such person has:
               (i)  Sole power to vote or direct the vote: -0-
               (ii) Shared power to vote or direct the vote: 2,431,500

               (iii) Sole power to dispose or direct the disposition: -0-
               (iv) Shared power to dispose or direct the disposition: 2,431,500

     B.   Bedford Oak Advisors, LLC ("BOA"):

          (a) Amount beneficially owned: BOA is deemed to have beneficial ownership of 2,431,500 shares of Common Stock by virtue of its position as investment manager of BOP. BOA shares voting and dispositive power over its holdings of Common Stock and Class B Stock with BOP and Mr. Eisen.

          (b)  Percent of class: 16.3%.

          (c)  Number of shares as to which such person has:
               (i)  Sole power to vote or direct the vote: -0-
               (ii) Shared power to vote or direct the vote: 2,431,500
               (iii) Sole power to dispose or direct the disposition: -0-
               (iv) Shared power to dispose or direct the disposition: 2,431,500

     C.   Harvey P. Eisen.

          (a) Amount beneficially owned: Mr. Eisen is deemed to have beneficial ownership of 2,431,500 shares of Common Stock by virtue of its position as the managing member of BOA. Mr. Eisen shares voting and dispositive power over its holdings of Common Stock and Class B Stock with BOP and BOA.

          (b)  Percent of class: 16.3%.

          (c)  Number of shares as to which such person has:
               (i)  Sole power to vote or direct the vote: -0-
               (ii) Shared power to vote or direct the vote: 2,431,500
               (iii) Sole power to dispose or direct the disposition: -0-
               (iv) Shared power to dispose or direct the disposition: 2,431,500

ITEM 5: OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

     Not applicable.

ITEM 6: OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

     Other than as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities reported in this Schedule 13G.

ITEM 7: IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

     Not Applicable.

ITEM 8: IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

     Not Applicable.

ITEM 9: NOTICE OF DISSOLUTION OF GROUP:

     Not Applicable.

ITEM 10: CERTIFICATION:

     By signing below each of the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 10, 2002

                                        BEDFORD OAK PARTNERS, L.P.

                                        By: BEDFORD OAK MANAGEMENT, LLC,
                                            its general partner


                                        By: /s/ Harvey P. Eisen
                                            ------------------------------
                                            Harvey P. Eisen
                                            Chairman and Managing Member


                                        BEDFORD OAK ADVISORS, LLC


                                        By: /s/ Harvey P. Eisen
                                            ------------------------------
                                            Harvey P. Eisen
                                            Chairman and Managing Member


                                        /s/ Harvey P. Eisen
                                        ----------------------------------
                                        Harvey P. Eisen